Exhibit 1
Recent Developments Update Dated November 8, 2005
     The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit D to the Republic’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2003. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Italian Economy
     Based on ISTAT data, Italy’s real GDP increased at a seasonally adjusted rate of 0.7 per cent in the second quarter of 2005 and grew at an annual rate of 0.1 per cent during the year ended June 30, 2005. Italy’s seasonally adjusted average unemployment rate decreased to 7.8 per cent and 7.7 per cent during the first and second quarters of 2005, respectively, from 8.0 per cent during last quarter of 2004. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.2 per cent during the twelve months ended September 30, 2005.
Real GDP and Expenditures
     The following table sets forth information relating to real GDP and expenditures for the periods indicated.

	2000	2001	2002	2003	2004
	(euro in millions)
Real GDP	1,015,077	1,032,985	1,036,945	1,039,581	1,052,308
Add: Imports of goods and services	286,418	287,798	286,466	290,187	297,470
of which
Goods	221,639	221,185	218,140	221,361	231,585
Services	64,779	66,613	68,326	68,826	65,885

Total supply of goods and services	1,301,495	1,320,783	1,323,410	1,329,768	1,349,779

Less: Exports of goods and services	303,311	308,131	298,147	292,478	301,750
of which
Goods	240,454	244,164	236,399	231,091	239,322
Services	62,857	63,967	61,748	61,387	62,428

Total goods and services available for domestic expenditure	998,184	1,012,652	1,025,263	1,037,290	1,048,029

Domestic expenditure
Private sector consumption	611,570	616,427	618,920	627,722	633,815
Public sector consumption	177,227	184,011	187,468	191,702	193,075

Total domestic consumption	788,797	800,438	806,388	819,424	826,890

Gross fixed investment	209,217	213,121	215,702	211,907	216,267
Changes in inventories	171	(906)	3,173	5,959	4,872

Total domestic expenditures(1)	998,185	1,012,653	1,025,263	1,037,290	1,048,029

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures due to the effects of rounding.

Source:	Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

Selected Balance of Payments Indicators 2000 through 2004
     The following table illustrates the balance of payments for the periods indicated, including revisions of data previously published for 2000 through 2003.

	2000	2001	2002	2003	2004
	(euro in millions)
Current Account	(6,305)	(740)	(10,014)	(17,351)	(12,035)
Capital Account	3,195	936	(67)	2,494	2,081
Financial Account	4,287	(3,294)	8,532	17,319	8,884
Errors and omissions	(1,177)	3,098	1,549	(2,462)	1,071

Source:	Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     The deterioration in Italy’s current account reflects an improvement in invisible trade from a deficit of €2.4 billion in 2003 to a surplus of €1.5 billion in 2004, mainly due to a decrease in amounts spent by Italians abroad and a decrease in the income deficit from €17.8 billion in 2003 to €14.7 billion in 2004. This improvement was offset in part by a decrease in the visible trade surplus from €9.9 billion in 2003 to €8.8 billion in 2004 and an increase in the current transfers deficit from €7.1 billion in 2003 to €7.7 billion in 2004.
     Italy’s financial account surplus decrease was principally attributable to net direct investment outflows of €2.0 billion in 2004 compared to net direct investment inflows of €6.5 billion in 2003 and an increase in net outflows from Italian banks of €11 billion, compared to net inflows to Italian banks of €40.6 billion in 2003. The decrease in Italy’s financial account was offset in part by an increase in the surplus in portfolio investment from €3.4 billion in 2003 to €26.4 billion in 2004, mainly due to a decrease in investment by Italians in non-Italian debt securities, higher investment by non-Italians in Italian equity securities, offset in part by a decline in investment in Italian debt securities by non-Italians.
Public Finance — General Government Revenues and Expenditures
     The table below sets forth general Government revenues and expenditures for the five-year period ended at December 31, 2004. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of outstanding Treasury securities and cannot be used to finance current expenditures. Accordingly, proceeds from privatizations do not affect the financial balance, but, when used to repay outstanding Treasury securities, do contribute to a decrease in the public debt and consequently the ratio of public debt to GDP.
     The following table reflects upward revisions to Italy’s net borrowing and public deficit statistics published by ISTAT in May 2005, following discussions between ISTAT and Eurostat in relation to:
•	the recording of payments to the Italian government by financial institutions that act as tax collectors (concessionari d’imposta),

•	the classification of government-owned entities,

•	the treatment of a government securitisation operation,

•	the recording of transactions with the EU budget,

•	inconsistencies between data on cash and accrual bases, and

•	statistical discrepancies in government accounts.
     Eurostat continues to be engaged in discussions with Italian authorities relating to the recording of transactions with the EU budget, inconsistencies between data on cash and accrual bases and statistical discrepancies in government accounts, which could lead to a further upward revision in Italy’s budget deficit for the period between 2001 and 2004.

GENERAL GOVERNMENT REVENUES AND EXPENDITURES

	2000(1)	2001	2002	2003	2004
	(millions of euro)
Expenditures
Current expenditures	512,658	541,794	557,332	581,775	599,290
of which
Total consumption	213,300	229,518	238,921	253,035	260,063
of which
Wages and salaries	123,480	131,084	136,423	143,870	148,248
Cost of goods and services	85,726	93,637	96,495	100,887	103,057
Interest expense	75,333	79,570	72,547	69,275	68,434
Production grants	13,903	14,670	13,641	14,194	14,471
Social services	195,460	202,291	214,035	224,445	234,181
Other current expenditures	14,662	15,745	18,188	20,826	22,141
Capital expenditures(2)	30,542	53,440	48,651	58,420	55,562
Investments	27,807	30,196	23,768	34,133	34,875
Investment grants	14,143	17,662	19,031	19,043	17,638
Other capital expenditures	(11,408)	5,582	5,852	5,244	3,049

Total expenditures	543,200	595,234	605,983	640,195	654,852
% of GDP	46.6%	48.8%	48.1%	49.2%	48.5%

Revenues
Current revenues	529,290	553,091	565,934	574,959	598,193
of which
Tax revenues	345,718	359,182	364,080	365,443	379,382
of which
Direct taxes	170,547	182,690	178,964	178,098	184,175
Indirect taxes	175,171	176,492	185,116	187,345	195,207
Social security contributions	148,083	153,819	161,241	168,899	174,756
Revenues from capital	5,617	7,686	7,673	7,704	8,319
Other current revenues	29,872	32,404	32,940	32,913	35,736
Capital revenues	5,110	3,402	5,586	23,481	13,007

Total revenues	534,400	556,493	571,520	598,440	611,200
% of GDP	45.8%	45.7%	45.3%	46.0%	45.2%

Current surplus/(deficit)	16,632	11,297	8,602	(6,816)	(1,097)
% of GDP	1.4%	0.9%	0.7%	(0.5)%	(0.1)%
Net borrowing	8,800	38,741	34,463	41,755	43,652
% of GDP	0.8%	3.2%	2.7%	3.2%	3.2%
Primary balance	66,533	40,829	38,084	27,520	24,782
% of GDP	5.7%	3.4%	3.0%	2.1%	1.8%
GDP (nominal value)	1,166,548	1,218,535	1,260,598	1,300,929	1,351,328

(1)	The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.

(2)	Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 (€ 13,815 million, or 1.2 per cent of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€ 1,600 million, or 0.2 per cent of GDP), 2002 (€ 10,800 million, or 0.9 per cent of GDP), 2003 (€ 2,700 million, or 0.2 per cent of GDP) and 2004 (€ 4.5 million, or 0.3 per cent of GDP).

Source:	Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     General government expenditures and revenues have increased in each of the last five years and are expected to increase in 2005. General government expenditures rose by 2.3 per cent in 2004, compared to 5.6 per cent in 2003. Lower expenditure growth in 2004 was principally due to lower interest expense and costs of goods and services, which accounted for 4.9 per cent of GDP in 2004 compared to 5.1 per cent in 2003 as well as lower capital expenditures, principally resulting from higher receipts from the disposal of state-owned real estate.
     General government revenues increased by 2.1 per cent in 2004 compared to 4.7 per cent in 2003. Current revenues grew by 4.0% in 2004 compared to 1.6 per cent in 2003, primarily due to substantially higher growth in tax revenues than in 2003. The effect of higher revenue growth was offset by lower capital revenues, which were atypically high in 2003 due to a tax amnesty introduced in 2003.
     Italy’s current account registered a steady declining surplus from 2000 through 2002 and a €6.8 billion deficit in 2003, principally attributable to a rise in wage and salaries and costs of goods and services, partially offset by a slight rise in tax receipts. Italy’s current account deficit decreased to €1.1 billion in 2004, principally due to the higher growth of tax receipts in 2004 than wage and salaries and costs of goods and services.
     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2004 based on State sector (cash basis) accounting criteria. Direct and indirect tax revenues reflected in this table do not correspond to those shown in the ‘‘General Government Revenues and Expenditures’’ table set forth above, which is prepared on general Government (accrual basis) ESA95 accounting criteria as explained in further detail in footnote 1 to the table.
COMPOSITION OF TAX REVENUES

	2000	2001	2002	2003	2004
	(millions of euro)
Direct taxes(1)
Personal income tax	113,970	120,931	120,204	124,238	127,657
Corporate income tax	28,622	32,521	29,651	29,022	28,063
Local income tax	165	195	145	60	23
Investment income tax	18,426	15,174	12,620	10,509	10,539
Other(2)	3,774	8,739	7,693	13,770	15,715

Total direct taxes	164,957	177,560	170,313	177,599	181,997

Indirect taxes(1)
VAT	89,022	91,515	93,881	96,177	100,562
Other transaction-based taxes	15,042	14,519	16,497	18,481	20,527
Production taxes	26,532	25,936	26,034	27,456	26,214
Tax on State monopolies	7,357	7,305	7,685	7,770	8,502
National Lottery	8,887	7,722	8,858	6,839	14,657
Others	678	637	638	3,774	1,855

Total indirect taxes	147,518	147,634	153,593	160,497	172,317

Total taxes	312,475	325,194	323,906	338,096	354,314

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures”, primarily because this table is prepared on the basis of State sector (cash basis) accounting criteria while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

Source:	Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     In 2004, direct taxes receipts increased by 2.5 per cent from € 177.6 billion in 2003 to € 182.0 billion in 2004, principally due to higher receipts from personal income taxes and non-recurring tax receipts. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Indirect tax receipts increased approximately 7.4 per cent from € 160.5 billion in 2003 to € 172.3 billion in 2004, mainly due to the increase in tax revenues derived from the national lottery and VAT receipts.

The 2006-2009 Program Document
     In July 2005 the Government finalized and presented to Parliament its 2006-2009 Program Document, which contemplates as its main objective achieving long-term economic growth. The following table sets forth information on Italy’s principal public finance forecasts for 2005 and targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the Program Document.
2006-2009 PROGRAM DOCUMENT OBJECTIVES

	2005	2006	2007	2008	2009
	(Forecast)	(Target)
Primary balance, as a percentage of GDP	0.6	0.9	1.8	2.5	3.0
Net borrowing, as a percentage of GDP	(4.3)	(3.8)	(2.8)	(2.1)	(1.5)
Public debt, as a percentage of GDP	108.2	107.4	105.2	103.6	100.9
GDP (% real growth rate)	0.0	1.5	1.5	1.7	1.8
Inflation (% real growth)	N.A.	1.7	1.7	1.6	1.6
Unemployment rate (%)	8.1	8.1	7.5	7.4	7.3

Structural primary balance, as a percentage of GDP	1.5	1.7	2.5	3.0	3.4
Structural net borrowing, as a percentage of GDP	(3.4)	(3.0)	(2.1)	(1.6)	(1.1)
Structural net borrowing, net of one-off measures, as a percentage of GDP	(3.8)	(3.0)	(2.1)	(1.6)	(1.1)
Structural primary balance, net of one-off measures, as a percentage of GDP	1.1	1.7	2.5	3.0	3.4

Source:	2006-2009 Program Document. The unemployment rate objectives for 2007, 2008 and 2009 have been revised to reflect the new objectives published in the Forecast and Planning Report for 2006 (Relazione Previsionale e Programmatica per il 2006).
     Because the Program Document is based on assumptions with respect to future economic developments, including international economic trends, there can be no assurance that its forecasts and objectives will be attained.
Public Debt—Total Treasury Issues
     The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS (Aziende Nationale per le Strade) and debt incurred by other State sector entities and other general government entities.

	June 30, 2005	September 30, 2005
	(millions of euro)
Short term bonds (BOT)	139,110	141,666
Medium and long term bonds (initially issued in Italy)	1,037,139	1,016,088
External bonds (initially issued outside Italy(1))	89,680	90,017

Total Treasury issues	1,265,929	1,247,771

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

The total amounts of external bonds shown above include outstanding debt under Italy’s €10 billion Commercial Paper program, with maturity of less than one year. All amounts of debt outstanding under Italy’s Commercial Paper Program are repaid in full every year by year-end.

The amount of external bonds shown above is not directly comparable to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of September 30, 2005” below, which does not take into account (i) the effect of currency swaps and (ii) the amount of debt outstanding under Italy’s Commercial Paper Program.

Source: Ministry of Economy and Finance
     The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2005.
EXTERNAL BONDS OF THE TREASURY
AS OF SEPTEMBER 30, 2005

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
US$(1)

$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,906,493,938
$1,500,000,000	6.025%-6.88%	100.000%	March 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,245,640,259
$750,000,000	5.81%-6.70%	100.000%	March 5, 1996	Mar 5, 2002/10	750,000,000	750,000,000	622,820,130
$1,500,000,000	5.97%-6.25%	100.000%	December 20, 1996	Dec 20, 2004/12	1,500,000,000	1,500,000,000	1,245,640,259
$2,500,000,000	6.000%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	2,076,067,098
$2,000,000,000	6.000%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,660,853,679
$2,000,000,000	5.250%	99.506%	April 5, 2001	April 5, 2006	2,000,000,000	2,000,000,000	1,660,853,679
$3,000,000,000	4.375%	99.468%	October 25, 2001	October 25, 2006	3,000,000,000	3,000,000,000	2,491,280,518
$2,000,000,000	4.375%	98.007%	January 28, 2002	October 25, 2006	2,000,000,000	2,000,000,000	1,660,853,679
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,660,853,679
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	830,426,839
$300,000,000	3 mth libor - 0.065%	100.000%	August 1, 2002	August 1, 2007	300,000,000	300,000,000	249,128,052
$3,000,000,000	3.625%	99.721%	September 4, 2002	September 4, 2007	3,000,000,000	3,000,000,000	2,491,280,518
$3,000,000,000	2.500%	99.767%	January 30, 2003	March 31, 2006	3,000,000,000	3,000,000,000	2,491,280,518
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,660,853,679
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,660,853,679
$1,250,000,000	3.25%	99.949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	1,038,033,549
$2,000,000,000	99.52%	99.521%	July 3, 2003	July 15, 2008	2,000,000,000	2,000,000,000	1,660,853,679
$3,000,000,000	2.75%	99.901%	November 13, 2003	December 15, 2006	3,000,000,000	3,000,000,000	2,491,280,518
$100,000,000	4.17%	100.000%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	83,042,684
$100,000,000	4.06%	100.000%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	83,042,684
$2,000,000,000	2.75%	100.239%	January 14, 2004	December 15, 2006	2,000,000,000	2,000,000,000	1,660,853,679
$2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,660,853,679
$2,000,000,000	3.75%	99.783%	June 30, 2004	December 14, 2007	2,000,000,000	2,000,000,000	1,660,853,679
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	3,321,707,358
$3,000,000,000	4.00%	99.932%	May 9, 2005	June 16, 2008	3,000,000,000	3,000,000,000	2,491,280,518

Euro(2)

1,000,000,000	3 mth libor - 0.06%	100.000%	October 30, 1990	October 30, 2005	1,000,000,000	1,000,000,000	1,000,000,000
2,500,000,000	9.250%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000

1,022,583,762	3 mth libor + 0.0625%	99.887%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762

567,225,000	6.250%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
762,245,000	5.875%	101.594%	July 2, 1997	July 2, 2007	762,245,000	762,245,000	762,245,000
1,533,870,000	5.750%	101.663%	July 10, 1997	July 10, 2007	1,533,870,000	1,533,870,000	1,533,870,000
60,000,000	FRN/FX	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
1,000,000,000	4.000%	99.342%	October 26, 1998	October 26, 2005	1,000,000,000	1,000,000,000	1,000,000,000
1,000,000,000	CMS	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
1,000,000,000	CMS	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
1,000,000,000	CMS	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
2,000,000,000	4.750%	99.706%	January 23, 2001	January 23, 2006	2,000,000,000	2,000,000,000	2,000,000,000
150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
3,000,000,000	5.750%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
400,000,000	3 mth libor - 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
1,000,000,000	3 mth eubor - 0.06%	100.000%	July 24, 2003	January 24, 2007	1,000,000,000	1,000,000,000	1,000,000,000
150,000,000	84.5% cms 10Y	100.000%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
300,000,000	12 mth eubor + 0.10%	100.000%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
720,000,000	3.546% until 2009	100.000%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
395,000,000	3.523% until 2010	100.000%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
200,000,000	85% * 10y Eurswap	100.000%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
2,500,000,000	85% * 10y swap rate	100.000%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
300,000,000	85.5% * 10y swap rate	100.000%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000

Swiss Francs(3)

ChF 300,000,000	Zero Coupon	30.873%	December 11, 1985	December 11, 2005	300,000,000	300,000,000	192,789,666
ChF 1,000,000,000	3.500%	102.900%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	642,632,222
ChF 1,500,000,000	3.125%	99.825%	Jan 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	963,948,332
ChF 1,000,000,000	3.625%	100.820%	January 10, 2001	January 10, 2006	1,000,000,000	1,000,000,000	642,632,222
ChF 1,000,000,000	3.000%	100.180%	February 11, 2002	August 11, 2006	1,000,000,000	1,000,000,000	642,632,222
ChF 1,000,000,000	2.000%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	642,632,222
ChF 1,000,000,000	2.000%	99.775%	August 11, 2003	February 9, 2007	1,000,000,000	1,000,000,000	642,632,222
ChF 1,000,000,000	1.750%	100.09%	February 3, 2004	March 3, 2008	1,000,000,000	1,000,000,000	642,632,222
ChF 1,000,000,000	2.750%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	642,632,222
ChF 2,000,000,000	2.500%	100.090%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,285,264,443

Pounds Sterling(4)

£400,000,000	10.500%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	586,553,266
£1,500,000,000	6.000%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,199,574,749
£600,000,000	3 mth libor - 0.15%	100.000%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	879,829,900
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	366,595,791

Norwegian Kroners(5)

NOK 2,000,000,000	6.150%	100.000%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	253,903,770
NOK 2,000,000,000	4.340%	100.000%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	253,903,770

Japanese Yen(6)

¥125,000,000,000	5.500%	100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	917,431,193
¥125,000,000,000	4.500%	100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	917,431,193
¥150,000,000,000	3.800%	100.000%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	1,100,917,431
¥100,000,000,000	3.700%	100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	733,944,954
¥100,000,000,000	3.45%e	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	733,944,954
¥100,000,000,000	1.800%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	733,944,954
¥100,000,000,000	0.375%	99.936%	October 10, 2001	October 10, 2006	100,000,000,000	100,000,000,000	733,944,954
¥100,000,000,000	0.375%	99.800%	April 2, 2002	October 10, 2006	100,000,000,000	100,000,000,000	733,944,954
¥100,000,000,000	0.650%	99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	733,944,954

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
Australian Dollar(7)

A$1,000,000,000	5.880%	99.803%	February 27, 2004	August 14, 2008	1,000,000,000	1,000,000,000	631,791,761

TOTAL OUTSTANDING							84,984,936,534	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.2042/€1.00, the exchange rate prevailing at September 30, 2005.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5561/€1.00, the exchange rate prevailing at September 30, 2005.

(4)	Pounds Sterling amounts have been converted into euro at £0.68195/€1.00, the exchange rate prevailing at September 30, 2005.

(5)	Norwegian Kroner amounts have been converted into euro at NOK7.877/€1.00, the exchange rate prevailing at September 30, 2005.

(6)	Japanese Yen amounts have been converted into euro at ¥136.25/€1.00, the exchange rate prevailing at September 30, 2005.

(7)	Australian Dollar amounts have been converted into euro at A$1.5828/€1.00, the exchange rate prevailing at September 30, 2005.

(8)	The amount of external bonds shown above does not take into account (i) approximately US$325 million outstanding under Italy’s Commercial Paper Program and (ii) the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of September 30, 2005
Currency	Before Swap	After Swap
US Dollars	50.32%	6.48%
Euro	26.79%	72.29%
Swiss Francs	8.17%	8.79%
Pounds Sterling	4.75%	3.38%
Norwegian Kroner	0.60%	—
Japanese Yen	8.64%	9.06%
Australian Dollar	0.74%	—

Total External Bonds (in millions of Euro)	€84,985	€89,765

Source:	Ministry of Economy and Finance
Other Developments
     In November 2003, the Regional Tax Court of Cremona (Commissione Tributaria Provinciale di Cremona) instituted a proceeding before the European Court of Justice (ECJ), referred to as the IRAP case, requesting that the ECJ issue a preliminary ruling in the case of Banca Popolare di Cremona Soc. Coop.a.r.l. v. Agenzia Entrate Ufficio di Cremona on the question of whether Italy’s regional tax on production (Imposta Regionale sulle Attivitá Produttive or IRAP) is incompatible with the EU’s prohibition of national turnover taxes other than VAT. IRAP was introduced in 1998 in connection with Italy’s regional devolution program. IRAP receipts are reflected in indirect taxes in the “General Government and Revenues” table set forth above and totaled €31.3 billion, €32.8 billion and €32.3 billion in 2002, 2003 and 2004, respectively. They are collected by the Italian government on behalf of Italy’s regions and they represent one of the principal sources of funding of regional expenditures. In March 2005, the EU advocate general opined before the ECJ that IRAP possessed the essential features of VAT and therefore should be ruled to be incompatible with VAT. Italy’s position is that IRAP does not violate the EU’s prohibition on national turnover taxes other than VAT. The ECJ has not yet delivered its preliminary ruling on the IRAP case. If the ECJ ruled that IRAP is incompatible with EU law, the Italian Government estimates that the retroactive entitlement to reimbursement would be in excess of €120 billion. Accordingly, in order to avoid material adverse effects on Italy’s regional finances, the EU Advocate General requested that the ECJ limit the effects of its ruling from a temporal standpoint by reference to a fixed date.
     In September 2005, securities litigation was commenced against Italy and a number of investment banking firms in the U.S. District Court for the Southern District of New York. This litigation, which seeks class action status, alleges that the registration statements filed by Italy with the U.S. Securities and Exchange Commission and used by Italy in connection with its issuance of $25 billion of debt securities between September 2002 and April 2005 contained certain misrepresentations and omissions relating to the size of Italy’s historical budget deficits and the amount of Italy’s debt as a percentage of gross national product. In this action, the plaintiff seeks an unspecified amount of compensatory damages, plus costs and fees. Italy believes that it has valid defenses to these claims and intends to defend this action vigorously. Because litigation is subject to many uncertainties, it is not feasible for Italy to predict the outcome of this lawsuit. However, Italy does not expect that this matter will have a material effect on its financial position.